UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2015

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

This is to inform you that the Members of the Company at the Annual General Meeting held on July 11, 2015 transacted the business as stated in the Notice dated May 28, 2015.

51. No.	Description	Particulars
A	Date of the AGM	July 11, 2015
B	Book- Closure Date	Wednesday, July 8, 2015 to Friday, July 10, 2015 (both days inclusive)
C	Total No. of Shareholders on record date
D	No. of Shareholders present in the meeting either in person or through proxy or through Authorised Representative

	Shareholders	In Person	Proxy	Authorised Representative	Total
	Promoters and Group	—	—	—	—
	Public:	97	3	—	100

Total

E	No. of Shareholders attended the meeting through Video Conferencing- NOT APPLICABLE

Shareholders	In Person	Proxy	Total
Promoters and Group	—	—	—
Public:	—	—	—

Total	—	—	—

VEDANTA LIMITED (formerly Sesa Sterlite Ltd / Sesa Goa Ltd)

Regd. Office : SESA GHOR, 20 EDC COMPLEX, PATTO, PANAJI, GOA – 403001, CIN : L13209GA1965PLC000044, Website : www.vedantalimited.com

Resolution No.	Resolution	Category	Shares Held (1)	Votes Polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/ (1)]*100	No. of Votes - in favour (4)	No. of Votes - against (5)	% of Votes in favour on votes polled (6)= [(4)/ (2)]*100	% of Votes against on votes polled (7)= [(5)/ (2)]*100
1A	Ordinary Resolution to Consider and Adopt the Audited Financial Statements of the Company for the year ended March 31, 2015 together with the Reports of the Directors & Auditors thereon	Promoter and Promoter Group	1764716160	1764293524	99.9761	1764293524	0	100	0
		Public – Institutional Holders	684292717	388160633	56.7244	388160633	0	100	0
		Public-Others	515685362	98069583	19.0173	98068390	1193	99.9987	0.0012

		Total	2964694239	2250523740	75.9108	2250522547	1193	99.9999	0.0001

1B	Ordinary Resolution to Consider and Adopt the Audited Consolidated Financial Statements of the Company for the year ended March 31, 2015.	Promoter and Promoter Group	1764716160	1764293524	99.9761	1764293524	0	100	0
		Public – Institutional Holders	684292717	388160633	56.7244	388160633	0	100	0
		Public-Others	515685362	98069963	19.0174	98068390	1573	99.9983	0.0016

		Total	2964694239	2250524120	75.9108	2250522547	1573	99.9999	0.0001

2	Ordinary Resolution to declare Final Dividend for the year ended March 31, 2015 and to confirm interim dividend paid in November 2014	Promoter and Promoter Group	1764716160	1764293524	99.9761	1764293524	0	100	0
		Public – Institutional Holders	684292717	391493199	57.2114	391493199	0	100	0
		Public-Others	515685362	98422903	19.0858	98421886	1017	99.9989	0.001

		Total	2964694239	2254209626	76.0351	2254208609	1017	100.0000	0

3	Ordinary Resolution for appointment of Mr. Thomas Albanese , who retires by rotation and being eligible seeks re-appointment	Promoter and Promoter Group	1764716160	1764293524	99.9761	1764293524	0	100	0
		Public – Institutional Holders	684292717	391395220	57.197	389135595	2259625	99.4226	0.5773
		Public-Others	515685362	98422876	19.0858	97098967	1323909	98.6548	1.3451

		Total	2964694239	2254111620	76.0318	2250528086	3583534	99.8410	0.1590

4	Ordinary Resolution for Appointment of Deloitte Haskins & Sells, LLP Chartered Accountant as the Statutory Auditor of the Company	Promoter and Promoter Group	1764716160	1764293524	99.9761	1764293524	0	100	0
		Public – Institutional Holders	684292717	389705737	56.9502	389551849	153888	99.9605	0.0394
		Public-Others	515685362	91089596	17.6638	90494591	595005	99.3467	0.6532

		Total	2964694239	2245088857	75.7275	2244339964	748893	99.9666	0.0334

5	Ordinary Resolution for approving the remuneration of cost auditors of the Company for the year ended March 31, 2016	Promoter and Promoter Group	1764716160	1764293524	99.9761	1764293524	0	100	0
		Public – Institutional Holders	684292717	391493199	57.2114	391493199	0	100	0
		Public-Others	515685362	98421663	19.0856	98187513	234150	99.762	0.2379

		Total	2964694239	2254208386	76.0351	2253974236	234150	99.9896	0.0104

6	Ordinary Resolution for appointment of Ms. Anuradha Dutt (DIN:00145124) as an Independent Director of the Company for a term of three years from April 27, 2015 to April 26, 2018	Promoter and Promoter Group	1764716160	1764293524	99.9761	1764293524	0	100	0
		Public – Institutional Holders	684292717	391395220	57.197	391353076	42144	99.9892	0.0107
		Public-Others	515685362	98406804	19.0827	97959289	447515	99.5452	0.4547

		Total	2964694239	2254095548	76.0313	2253605889	489659	99.9783	0.0217

7	Special Resolution to approve offer or invitation for subscription of Non-Convertible Debentures or other Debt Securities on Private Placement	Promoter and Promoter Group	1764716160	1764293524	99.9761	1764293524	0	100	0
		Public – Institutional Holders	684292717	387056280	56.563	367745437	19310843	95.0108	4.9891
		Public-Others	515685362	91751456	17.7921	86810316	4941140	94.6146	5.3853

		Total	2964694239	2243101260	75.6605	2218849277	24251983	98.9188	1.0812

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2015

VEDANTA LIMITED

By:	/s/ Rajiv Choubey
Name:	Rajiv Choubey
Title:	Company Secretary